Exhibit 99.1

Neptune Launches Forest Remedies Plant-Based Omega 3-6-9 Supplements

LAVAL, QC, July 22, 2021 /CNW Telbec/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT), a diversified and fully integrated health and wellness company focused on plant-based, sustainable and purpose-driven lifestyle brands, today announced the launch of Forest Remedies' plant-based Multi Omega 3-6-9 gummies and soft gels.

Forest Remedies' new plant-based multi-omega soft gels and gummies use all natural oil from Ahiflower® grown in the United Kingdom, which is a much more sustainable and eco-friendly source of omegas 3, 6, and 9 in contrast to fish or krill oil,.  In fact, one acre of Ahiflower provides the same amount of oil as 320,000 anchovies.  The use of Ahiflower oil means Forest Remedies' new multi-omega gummies and soft gels do not contribute to the overfishing of marine life, which has become a global ecological disaster over the past 50 years and led to an 80% reduction in the Antarctic's krill population since the 1970s.

"Forest Remedies' new multi-omega gummies and soft gels, made from Ahiflower seed oil instead of fish oil, is yet another example of Neptune's commitment to manufacturing and selling plant-based, sustainable and eco-friendly health and wellness products," said Michael Cammarata, President and Chief Executive Officer of Neptune Wellness.  "We are revolutionizing supplement packaging with a recyclable and compostable outer tube, as well as a compostable and biodegradable interior bag.  The product is vegan and our plant-based sourcing does not contribute to the overfishing of marine life.  I could not be more proud of our efforts to formulate a unique, plant-based dietary supplement that is good for you and good for the planet."

Forest Remedies soft gels and gummies are available in a base Multi Omega 3-6-9 formula, as well as an Elderberry Immune formula made with elderberry extract.  The gummies are available in Orange Blossom and Fresh Raspberry flavors.  Forest Remedies Multi Omega 3-6-9 gummies and soft gels are vegan, gluten free, non-GMO, and made in the U.S.A. with no fishy aftertaste like many fish oil-based omegas.  Additionally, the Ahiflower oil is clinically proven to be up to four times more effective than flaxseed oil at increasing EPA (eicosapentaenoic acid).

Forest Remedies soft gels and gummies are available to consumers on-line today and can be purchased by visiting the Forest Remedies website at www.forestremedies.com. New users can sign up for the Forest Remedies newsletter and receive 20% off their first purchase.

About Neptune Wellness

Headquartered in Laval, Quebec, Neptune is a diversified health and wellness company with a mission to redefine health and wellness.  Neptune is focused on building a portfolio of high quality, affordable consumer products in response to long-term secular trends and market demand for natural, plant-based, sustainable and purpose-driven lifestyle brands. The Company utilizes a highly flexible, cost-efficient manufacturing and supply chain infrastructure that can be scaled to quickly adapt to consumer demand and bring new products to market through its mass retail partners and e-commerce channels. For additional information, please visit: https://neptunewellness.com/.

View original content:https://www.prnewswire.com/news-releases/neptune-launches-forest-remedies-plant-based-omega-3-6-9-supplements-301339190.html

SOURCE Neptune Wellness Solutions Inc.

View original content: http://www.newswire.ca/en/releases/archive/July2021/22/c6929.html

%CIK: 0001401395

For further information: Steve West, Vice President Investor Relations, investors@neptunecorp.com, 888-664-9166

CO: Neptune Wellness Solutions Inc.

CNW 07:30e 22-JUL-21